

Lufthansa

82-4691

03 SEP 22 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen/Datum Our Ref./Date	Telefon/Telefax Telephone/Telefax
	CGN IR, nr 12.09.03	0221/ 826-2444 826-2286

Office of International Corp. Finance
Division of Corp. Finance
Securities and Exchange Commission
450 Fifth Street, N. W.

Washington, D. C.
USA





03032149

SUPPL

Dear Sir or Madam,

Enclosed you will find the missing paper concerning our letter of yesterday.

I'm sorry that it was missing and hope of your understanding.

Thank you very much.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Yours faithfully,

Lufthansa German Airlines
Investor Relations

i. A.

Nadine Reinhardt

dlw 9/23

ISSUER Deutsche Lufthansa AG	FILE NO. 82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days


WASHINGTON
DC



Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069